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Term sheet To prospectus dated March 17, 2006, prospectus supplement dated March 17, 2006	Term Sheet to Prospectus Supplement Registration Statement No. 333-132504 Dated March 17, 2006 Filed Pursuant to Rule 433

Time Warner Telecom Inc.

$325,000,000
2.375% Convertible Senior Debentures due 2026

Issuer:	Time Warner Telecom Inc.
Ticker:	TWTC
Title of securities:	2.375% Convertible Senior Debentures due 2026
Aggregate principal amount offered:	$325 million
Principal amount per debenture:	$1,000
Issue price:	100%
Over-allotment option:	$48.75 million
Aggregate Underwriting Compensation:	$8.125 million (excluding option to purchase up to $48.75 million of additional debentures)
Proceeds Net of Aggregate Underwriting Compensation:	$316.875 million (excluding option to purchase up to $48.75 million of additional debentures)
Annual interest rate:	2.375% per annum
Conversion premium:	27.50%
Reference price:	$14.62
Conversion price:	$18.6405 per share of Class A common stock
Conversion rate:	53.6466 shares of Class A common stock per $1,000 aggregate principal amount of debentures
Trustee:	Wells Fargo Bank, National Association
Interest payment dates:	April 1 and October 1 of each year, beginning October 1, 2006
Maturity:	April 1, 2026
Redemption:	At any time on or after April 6, 2013, the issuer may redeem the debentures either in whole or in part at a redemption price equal to 100% of the principal amount of the debentures to be redeemed, plus accrued and unpaid interest, if any, up to, but excluding, the redemption date.
Repurchase at the Option of the Holder:	Holders may require the issuer to repurchase all or part of their debentures for cash on April 1, 2013, April 1, 2016 and April 1, 2021 at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, up to, but excluding, the date of repurchase.
Designated Event:	If a designated event occurs prior to maturity, holders will have the right to require the issuer to purchase all or part of their debentures for cash at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, up to, but excluding, the date of repurchase.
Ranking:	The debentures will be senior unsecured debt of the issuer and will rank equal in right of payment with all other existing and future senior unsecured debt of the issuer. The debentures will rank junior of payment to the existing and future secured debt of the issuer to the extent of the value of the assets securing such debt. The debentures will be structurally subordinated to all existing and future liabilities of the subsidiaries of the issuer.

Use of proceeds:	The issuer intends to use the net proceeds from this offering to redeem a portion of its 10 1/8% senior notes due 2011.
Listing:	There is no plan to list the debentures on any securities exchange or to include them in any automated quotation system.
Trade date:	March 23, 2006
Settlement date:	March 29, 2006
CUSIP:	887319 AC 5
ISIN NUMBER:	US887319AC51
Underwriters:	Morgan Stanley & Co. Incorporated (Deal Coordinator and Bookrunner) Wachovia Capital Markets, LLC (Bookrunner) Deutsche Bank Securities Inc. (Bookrunner)
Adjustment to conversion rate upon a Fundamental Change:	The following table sets forth the Stock Price, Effective Date and number of additional shares to be issuable per $1,000 principal amount of debentures upon conversions in connection with a Fundamental Change:

Stock Price

Effective Date	$14.62	$15.00	$16.00	$17.00	$18.00	$19.00	$20.00	$22.50	$25.00	$27.50	$30.00	$40.00	$50.00	$60.00	$70.00
March 29, 2006	14.7528	14.0824	12.5250	11.2179	10.1101	9.1656	8.3519	6.7566	5.6014	4.7370	4.0713	2.4927	1.7058	1.2387	0.9305
April 1, 2007	14.6572	13.9452	12.2986	10.9260	9.7709	8.7933	7.9573	6.3393	5.1892	4.3439	3.7037	2.2299	1.5203	1.1048	0.8315
April 1, 2008	14.5279	13.7682	12.0194	10.5724	9.3644	8.3506	7.4912	5.8527	4.7145	3.8962	3.2890	1.9429	1.3216	0.9629	0.7270
April 1, 2009	14.3599	13.5390	11.6599	10.1189	8.8452	7.7875	6.9010	5.2446	4.1291	3.3514	2.7909	1.6116	1.0969	0.8038	0.6103
April 1, 2010	14.1660	13.2614	11.2042	9.5360	8.1748	7.0609	6.1418	4.4732	3.3999	2.6859	2.1939	1.2363	0.8483	0.6284	0.4810
April 1, 2011	13.9286	12.9005	10.5803	8.7268	7.2425	6.0545	5.0985	3.4439	2.4611	1.8599	1.4777	0.8230	0.5785	0.4356	0.3366
April 1, 2012	13.6924	12.4399	9.6371	7.4468	5.7514	4.4550	3.4681	1.9435	1.2054	0.8440	0.6569	0.3967	0.2908	0.2220	0.1729
April 1, 2013	14.7528	13.0201	8.8534	5.1769	1.9090	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

        If the Stock Price is between two Stock Prices in the table or the Effective Date is between two Effective Dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower Stock Prices and the two Effective Dates, as applicable, based on a 365-day year. In addition, if the Stock Price is less than $14.62 or in excess of $70.00 per share, subject to adjustment, the issuer is not required to increase the conversion rate. In no event, however, will the total number of shares issuable upon conversion of a debenture exceed 68.3994 per $1,000 principal amount of debentures, subject to adjustments.

        The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any Underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling, if you are a retail investor, toll-free 1-800-584-6837 or if you are an institutional investor by calling toll-free 1-866-718-1649.

        ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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Time Warner Telecom Inc. $325,000,000 2.375% Convertible Senior Debentures due 2026
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